UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 (X) ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

    For the transition period from-------------------to----------------------

                          Commission file number 1-8061

   FREQUENCY ELECTRONICS, INC. CASH OR DEFERRAL PROFIT SHARING PLAN AND TRUST
                            (Full title of the plan)

                           Frequency Electronics, Inc.
               55 Charles Lindbergh Blvd., Mitchel Field, NY 11553

               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)

        Registrant's telephone number, including area code (516) 794-4500

     Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

                                   Alan Miller
                             Chief Financial Officer
                           Frequency Electronics, Inc.
                           55 Charles Lindbergh Blvd.
                             Mitchel Field, NY 11553

                           FREQUENCY ELECTRONICS, INC.

                 CASH OR DEFERRAL PROFIT SHARING PLAN AND TRUST

                     YEARS ENDED DECEMBER 31, 2002 AND 2001



                                    CONTENTS


                                                                        Page
a) FINANCIAL STATEMENTS:

     Independent accountants' report                                      3

     Statements of net assets available for benefits                      4

     Statement of changes in net assets available for benefits            5

     Notes to financial statements                                     6 - 11

     SUPPLEMENTAL SCHEDULE:

     Schedule of assets (held at year end)                             12 - 13

b)  EXHIBITS:

     Exhibit 23.1 Independent Audito's Consent                          14

     Exhibit 99.1 Certification of Chief Executive Officer and
                  Chief Financial Officer                                15

     Exhibit 99.2 Certification by a Trustee of the Plan                 16

                                   SIGNATURES


Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                FREQUENCY ELECTRONICS, INC.
                                                        Registrant

                                                  By: /s/ Alan L. Miller
                                                  ----------------------
                                                      Alan L. Miller
                                                  Chief Financial Officer
                                                      and Controller

Dated: July 15, 2003




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Frequency Electronics, Inc. Cash or
                                           Deferral Profit Sharing Plan
                                                  (Name of Plan)

Date: July 15, 2003            By:

                                        /s/Robert Klomp
                                        ------------------------------------
                                        Robert Klomp, Trustee

                                        /s/Markus Hechler
                                        ------------------------------------
                                        Markus Hechler, Trustee

                                        /s/Marvin Meirs
                                        ------------------------------------
                                        Marvin Meirs, Trustee

                         Independent Accountants' Report

To the Trustees of
Frequency Electronics, Inc.
Cash or Deferral Profit Sharing
Plan and Trust


We have audited the accompanying statements of net assets available for benefits of Frequency Electronics, Inc. Cash or Deferral Profit Sharing Plan and Trust (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary schedule required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                  HOLTZ RUBENSTEIN & CO., LLP
Melville, New York
June 27, 2003

                           FREQUENCY ELECTRONICS, INC.

                 CASH OR DEFERRAL PROFIT SHARING PLAN AND TRUST

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                          December 31,
                                                    2002                 2001

ASSETS:
  Cash and cash equivalents                     $    39,937        $    47,572
  Investments, at fair value                      6,606,642          6,967,001
  Loans receivable from participants                209,779            225,565
  Contribution receivable - employer                 81,689             94,256
  Contribution receivable - participants             13,922             25,739
                                                -----------        -----------

     Net assets available for benefits          $ 6,951,969        $ 7,360,133
                                                ===========        ===========



























    The accompanying notes are an integral part of the financial statements.

                           FREQUENCY ELECTRONICS, INC.

                 CASH OR DEFERRAL PROFIT SHARING PLAN AND TRUST

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 2002




ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Participant contributions                              $   728,187
     Net depreciation in fair value of
        investments in securities                            (1,316,293)
     Investment income                                          152,692
     Interest on participant loans                               18,245
     Employer contributions                                     372,686
                                                            -----------
                                                                (44,483)
                                                            -----------

DEDUCTIONS:
     Distributions to participants                              363,681
                                                            -----------

NET DECREASE                                                   (408,164)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year          7,360,133
                                                            -----------

NET ASSETS AVAILABLE FOR BENEFITS, end of year              $ 6,951,969
                                                            ===========


















    The accompanying notes are an integral part of the financial statements.

                           FREQUENCY ELECTRONICS, INC.

                 CASH OR DEFERRAL PROFIT SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2002 AND 2001



1.    Plan Description:

     The following brief description of The Frequency Electronics, Inc. Cash or Deferral Profit Sharing Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     The Plan, adopted on January 1, 1985, is a defined contribution savings plan qualified under Section 401(k) of the Internal Revenue Code. Employees are eligible for membership in the Plan after completing six months of service.

     All expenses of administering the Plan are paid by Frequency Electronics, Inc. (the "Company").

      Contributions:

      Employee

     Plan participants may contribute a maximum of 25% and 10% of compensation, as defined in the plan agreement, as employee salary savings contributions and voluntary deductible contributions, respectively, (collectively, "Savings Contributions"). Total employee salary reduction contributions are limited to the maximum deductible of $12,000 and $11,000 in 2002 and 2001, respectively, under the Internal Revenue Code. Savings contributions are immediately fully vested.

     Each participant's account is credited with the participant's contribution allocated as requested. Allocations of Plan earnings are made to each participant's account based upon participant account balances, as defined. The benefit to which a participant is entitled is the amount that can be provided solely from the participant's account.

     Employee contributions are to be transmitted to the Plan within fifteen business days after the end of the month in which the contributions are received by the employer.

      Employer

     During the period January 1, 1990 through December 31, 1999, the Company suspended its matching contribution. In 2000 the Company's Board of Directors approved a benefit policy under the Plan, effective January 1, 2000, wherein the Company will make a matching contribution in Company stock. This matching contribution is limited to 3% of the employee's earnings, to a maximum of $2,500. In addition, every employee will receive an annual contribution of $500, regardless of their own contribution.

     The maximum  Company  contribution  is $3,000 per  employee.  Employees are
eligible  for  both   contributions   after  six  months  of   employment.   All
contributions by the Company will be subject to the current vesting schedule.

                                      -7-
1.    Plan Description:  (Cont'd)

      Participant loans

     Loans are permitted against a participant's contributory account balance. The amount of the loan cannot be less than $1,000 or exceed 50% of the participant's contributory account balance.

     An outstanding loan is repayable, with interest at prevailing commercial rates, in full at any time or in monthly installments by means of a payroll deduction over a term not to exceed five years, except for loans made in connection with the purchase of a home, for which the period is up to thirty years.


2.    Summary of Significant Accounting Polices:

      Basis of presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting and are presented in conformity with generally accepted accounting principles, which require management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      Risks and uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participant's account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

      Investments

     Contributions to the Plan are directed by the participants in any one or more of the investment funds available to them as of December 31, 2002. The available investment funds are as follows:

      MFS High Income Fund

     The fund's investment objective is to provide high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities, some of which may involve equity features.

      MFS Total Return Fund

     The primary investment objective of the fund is to obtain above-average income consistent with prudent employment of capital. The fund's secondary objective is to take advantage of opportunities for growth of capital and income.

                                      -8-
2.    Summary of Significant Accounting Polices:  (Cont'd)

      MFS Capital Opportunities Fund

     The fund's investment objective is capital appreciation. The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts.

      MFS Massachusetts Investors Trust

     The fund's investment objective is reasonable current income and long-term growth of capital and income. The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts.

      MFS Emerging Growth Fund

     The fund's investment objective is long-term growth of capital. The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, of emerging growth companies.

      MFS New Discovery Fund

     The fund's investment objective is capital appreciation. The fund invests, under normal market conditions, at least 65% of its total assets in companies that MFS believes to offer superior prospects for growth.

      MFS Global Equity Fund

     The fund's investment objective is to seek capital appreciation. The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and equity-related securities, such as preferred stock, convertible securities and depositary receipts, of U.S. and foreign (including emerging market) issuers.

      MFS Massachusetts Investors Growth Stock Fund

     The fund's investment objective is to provide long-term growth of capital and future income rather than current income. The fund invests its assets, except for working cash balances, in the common stocks of securities convertible into common stocks of companies which MFS believes offer better than average prospects for long-term growth.

      MFS Research Fund

     The fund's investment objective is to provide long-term growth of capital and future income. The fund's policy is to invest a substantial proportion of its assets in the common stocks or securities convertible into common stocks of companies believed to possess better than average prospects for long-term growth. A smaller portion of the assets may be invested in bonds, short-term obligations, preferred stocks or common stocks whose principal characteristic is income production rather than growth. Such securities may also offer opportunities for growth of capital as well as income.

                                      -9-
2.    Summary of Significant Accounting Polices:  (Cont'd)

      MFS Mid Cap Growth Fund

     The fund's investment objective is long-term growth of capital. The fund, under normal market conditions, invests at least 65% of its total assets in equity securities of companies with medium market capitalization that are believed to have above average growth potential.

      MFS Bond Fund

     The fund's investment objective is to seek as high a level of current income as is believed to be consistent with prudent investment risk. As a secondary objective, the fund strives to protect shareholders' capital. The fund invests, under normal market conditions, at least 65% of its assets in investment-grade bonds, including U.S. government securities and high-grade corporate debt. The fund may invest up to 35% of its total assets in foreign securities including up to 10% in non-dollar denominated securities. The fund may invest up to 20% of its assets in high-yield securities.

      MFS Utilities Fund

     The fund's investment objective is to seek capital growth and current income. The fund will invest a minimum of 65% but up to 100% of its assets in utility securities, both stocks and bonds. The fund may also invest up to 35% of its total assets in foreign securities.

      MFS Fixed Fund

     The fund's investment objective is to seek current income and preservation of principal. The fund is an open-end collective investment trust that invests in a diversified pool of high quality stable value contracts, including guaranteed investment contracts, bank investment contracts, fixed-income investment contracts, and other fixed-income securities, including U.S. government securities.

     In addition to the investments identified above, the Plan also maintains a participant loan account in the amounts of $209,779 and $225,565 as of December 31, 2002 and 2001, respectively. Interest rates on the loans range from 4.25% to 9.56%.

      Frequency Electronics, Inc. Common Stock Fund

     This is a nonparticipant-directed fund. All employer matching contributions that were made prior to January 1, 1990 and subsequent to January 1, 2001 are in the form of Frequency Electronics, Inc. common stock. This stock is valued at the last sale price on the American Stock Exchange on the last business day of the year. Common stock approximated $988,000 (14%) and $836,000 (11%) of investments at December 31, 2002 and 2001, respectively.

     Information about the significant components of the change in net assets related to the nonparticipant-directed investment is as follows:

    Employer contributions                               $ 386,128
    Net depreciation in fair value of investments         (224,463)
    Investment income                                        2,513
    Distributions                                          (32,626)
    Other                                                   20,431
                                                         ---------
                                                         $ 151,983
                                                         =========

                                      -10-
2.    Summary of Significant Accounting Polices:  (Cont'd)

      Revenue recognition

      Contribution revenue is recognized when committed for payment.

      Benefit payments

     Benefits are recorded when paid. Unpaid distributions at December 31, 2002 approximated $12,000.


3.    Vesting Provisions and Benefit Payments:

     Participants become fully vested in Company contributions upon attainment of age 65, early retirement at age 59-1/2, death or according to the number of years of service with the Company as follows:

          Years of Service                   Vested Amount

             Less than 2                          0%
               2 years                           20%
               3 years                           40%
               4 years                           60%
               5 years                           80%
          6 years and above                     100%

     On termination of active service, as defined in the Plan agreement, a participant may elect to receive vested benefits in either a lump sum distribution, in equal installments (over a term not to exceed the lesser of fifteen years or the participant's actuarial life expectancy, for fully vested participants only) or various forms of annuity contracts purchased from an insurance company. Lump sum distributions will be made in cash. The portion of the Company contribution not vested will be forfeited and allocated to the remaining plan participants.

     Hardship withdrawals by plan participants may be made upon written request to, and approval of, the Plan administrator. If approved, the distribution is limited to the participant's contribution. Earnings on the participant's contribution and the employer contributions can not be withdrawn.


4.    Tax Status:

     The Plan is qualified under Section 401 (a) of the Internal Revenue code, and therefore, exempt from federal income taxes under Section 501 (a) of the Code.


5.    Plan Amendment or Termination:

     The Company reserves the right to amend or terminate the Plan at any time by delivering written notice of such termination or amendment to the trustee. While the Company has not expressed any intent to discontinue the Plan, it is free to do so at any time, subject to penalties set forth in the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, the Plan provides for the net assets of the Plan, reduced by any payment of expenses properly chargeable against the trust, to be distributed to the participants and beneficiaries of the Plan.

                                      -11-
6.    Credit Risk:

     The Company manages the Plan's credit risk by offering participants diversified investment options.


7.    Parties in Interest/Related Party Transactions:

     For the year ended December 31, 2002, the three trustees were also members of the Plan.


8.    Contribution Receivable - Participants:

     Contributions by participants for December 2002 were not received by the respective funds until January 2003. Pursuant to accrual accounting, a receivable of $13,922 and $25,739 was recorded for the December 2002 and 2001 contributions, respectively.


9.    Investments:

     The Plan's investments are stated at fair value, measured at quoted market prices in an active market. The following presents investments that represent 5% or more of the Plan's net assets.

                                                              December 31,
                                                          2002           2001

   MFS Emerging Growth Fund, 19,199 and
    18,726 shares, respectively                      $   411,838     $  622,083

   MFS Massachusetts Investors Trust, 86,575
    and 82,819 shares, respectively                    1,114,231      1,373,142

   MFS High Income Fund, 122,012 and 115,854
     shares, respectively                                427,043        442,562

   MFS Capital Opportunities Fund, 57,744 and
    63,615 shares, respectively                          539,337        854,355

   MFS Fixed Fund, 2,318,512 and 1,914,843
     shares, respectively                              2,318,512      1,914,843

   Frequency Electronics, Inc. Common Stock
    Fund, 96,595 and 59,480 shares, respectively         988,399        836,416


10.   Cash Dividend:

     During calendar year 2002, the Board of Directors of Frequency Electronics, Inc. declared a cash dividend of $0.10 (ten cents) per share payable June 1 and December 1. This dividend aggregated $4,559 in 2002.

                           FREQUENCY ELECTRONICS, INC.

                 CASH OR DEFERRAL PROFIT SHARING PLAN AND TRUST

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2002



(a)               (b)                                          (c)                                   (d)             (e)

       Identity of issue,           Description of investment including maturity date, rate         Cost        Current Value
       borrower, lessor, or         of interest, collateral, par or maturity value
       similar party
-----  ---------------------------  ----------------------------------------------------------  --------------  --------------


       MFS Capital Opportunities    Capital  appreciation  fund of common  stocks and related     $ 1,010,441      $  539,337
       Fund                         securities,   such  as   preferred   stock,   convertible
                                    securities,  and  depositary  receipts.  No maturity date
                                    or interest rates.  No collateral.  Par value varies.

       MFS Emerging Growth Fund     Long-term  growth of  capital  fund of common  stocks and         840,971         411,838
                                    related    securities,    such   as   preferred   stocks,
                                    convertible  securities,   and  depositary  receipts  for
                                    those  securities,   of  emerging  growth  companies.  No
                                    maturity  date or  interest  rates.  No  collateral.  Par
                                    value varies.

       MFS Fixed Fund               Current  income and  preservation  of  principal  fund of       2,318,512       2,318,512
                                    stable-value   investment   contracts   issued  by  major
                                    insurance  companies  and major banks.  No maturity  date
                                    or interest rates.  No collateral.  Par value varies.

       MFS Global Equity Fund       Capital   appreciation   fund  of   common   stocks   and          96,095          79,858
                                    equity-related  securities,   such  as  preferred  stock,
                                    convertible securities,  and depositary receipts, of U.S.
                                    and  foreign  (including  emerging  market)  issuers.  No
                                    maturity  date or  interest  rates.  No  collateral.  Par
                                    value varies.

       MFS High Income Fund         High current income fund with a diversified  portfolio of         559,568         427,043
                                    fixed  income  securities.  No maturity  date or interest
                                    rates.  No collateral.  Par value varies.

       MFS Massachusetts            Reasonable   current  income  and  long-term   growth  of       1,703,911       1,114,231
       Investors Trust              capital  and income  fund of common  stocks  and  related
                                    securities,   such  as   preferred   stock,   convertible
                                    securities,   and   depositary   receipts.   Invests   in
                                    companies  of  any  size,   but   generally   focuses  on
                                    companies   with  larger   market   capitalizations.   No
                                    maturity  date or  interest  rates.  No  collateral.  Par
                                    value varies.

       MFS New Discovery Fund       Capital  appreciation  fund of  investments  in companies         286,909         193,921
                                    believed  to offer  superior  prospects  for  growth.  No
                                    maturity  date or  interest  rates.  No  collateral.  Par
                                    value varies.

       MFS Total Return Fund        Above-average  income fund of fixed income securities and         183,071         168,768
                                    equity  securities.  No maturity date or interest  rates.
                                    No collateral.  Par value varies.

       MFS Massachusetts            Long-term   growth  of  capital  and  future   income  by         199,354         126,968
       Investors Growth             investing its assets in the common stocks,  or securities
       Stock Fund                   convertible  into common stocks,  of companies that offer
                                    better than average  prospects for long-term  growth.  No
                                    maturity  date or  interest  rates.  No  collateral.  Par
                                    value varies.


                                      -13-
                           FREQUENCY ELECTRONICS, INC.

                 CASH OR DEFERRAL PROFIT SHARING PLAN AND TRUST

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2002



(a)               (b)                                          (c)                                   (d)             (e)

       Identity of issue,           Description of investment including maturity date, rate         Cost        Current Value
       borrower, lessor, or         of interest, collateral, par or maturity value
       similar party
-----  ---------------------------  ----------------------------------------------------------  --------------  --------------


       MFS Research Fund            Long-term   growth  of  capital  and  future   income  by         133,034          88,193
                                    investing a  substantial  proportion of its assets in the
                                    common  stocks  or  securities  convertible  into  common
                                    stocks of  companies  that  possess  better than  average
                                    prospects  for  long-term  growth.  A smaller  portion of
                                    the  assets  may  be   invested   in  bonds,   short-term
                                    obligations,  preferred  stocks  or common  stocks  whose
                                    principal  characteristic  is  income  production  rather
                                    than  growth.  No  maturity  date or interest  rates.  No
                                    collateral.  Par value varies.

 *     Frequency Electronics,       Common stock of Frequency  Electronics,  Inc. No maturity       1,074,238         988,399
       Inc. Common Stock Fund       dates or interest rates.  Par value $1.00.


       MFS Utilities Fund           Capital   growth  and  current  income  fund  of  utility           3,425           3,347
                                    securities,  both  stocks  and  bonds.  The fund may also
                                    invest in foreign securities.

       MFS Bond Fund                High  level  of  current  income  as  is  believed  to be         130,216         133,814
                                    consistent  with  prudent  investment  risk as well as to
                                    protect  shareholders  risk capital.  The Fund invests in
                                    investment-grade    bonds   including   U.S.   government
                                    securities and high-grade corporate debt.

       MFS Mid Cap Growth           Long-term  growth  capital fund of equity  securities  of          15,906          12,413
       Fund                         companies  with  medium  market  capitalization  that are
                                    believed to have above-average growth potential.

 *     Participant Loans            Loans  to plan  participants.  Maturity  between  one and              -          209,779
                                    thirty  years  with  interest  at  prevailing  commercial
                                    rates  (4.25%-9.56%) and secured by participant's  vested
                                    account balance.

     * Denotes party in interest



                                      -14-
                                                                   Exhibit 23.1




               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statement No. 333-40506 on Form S-8 pertaining to the Frequency Electronics Cash or Deferral Profit Sharing Plan and Trust of our report dated June 27, 2003 with respect to the financial statements and supplemental schedule of the Frequency Electronics Cash or Deferral Profit Sharing Plan and Trust included in this Annual Report on Form 11-K for the year ended December 31, 2002.



                                            HOLTZ RUBENSTEIN & CO., LLP



Melville, New York
July 15, 2003

                                      -15-
                                                                   Exhibit 99.1

      CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
                         OF FREQUENCY ELECTRONICS, INC.


Each of the undersigned hereby certifies, for the purposes of Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of Frequency Electronics, Inc. that, to his knowledge, the Annual Report for the Frequency Electronics Cash or Deferral Profit Sharing Plan and Trust on Form 11-K for the year ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 11-K.


Date: July 15, 2003


By: /s/Martin Bloch
   ----------------
       Martin Bloch
       Chief Executive Officer


Date: July 15, 2003

By: /s/Alan Miller
   ---------------
       Alan Miller
       Chief Financial Officer

                                      -16-
                                                                   Exhibit 99.2


 Certification by a Trustee of the Frequency Electronics Cash or Deferral Profit
    Sharing Plan and Trust Pursuant to Section 906 of the Sarbanes-Oxley Act


The Certification below is being submitted to the Securities and Exchange Commission solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code.

In my capacity as a trustee of the Frequency Electronics Cash or Deferral Profit Sharing Plan and Trust, I hereby certify that, to the best of my knowledge, Frequency Electronics Cash or Deferral Profit Sharing Plan's annual report on Form 11-K for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in such annual report fairly presents, in all material respects, the financial condition and results of operations of the Frequency Electronics Cash or Deferral Profit Sharing Plan and Trust.


/s/ Robert Klomp
----------------
   Robert Klomp
Trustee, Frequency Electronics Cash or
Deferral Profit Sharing Plan and Trust

Dated: July 15, 2003